Volcon, Inc.

3121 Eagles Nest, Suite 120

Round Rock, TX 78665

March 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Volcon, Inc.
Registration Statement on Form S-3
File No. 333-269644

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Volcon, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on March 21, 2023, or as soon thereafter as possible on such date.

Very truly yours,

Volcon, Inc.

By:	/s/ Greg Endo
Name: Greg Endo Title: Chief Financial Officer